

January 14, 2011

Mr. Sheldon C. Petersen
Chief Executive Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, Virginia 20171

Re: National Rural Utilities Cooperative Finance Corporation
**   File No. 001-07102**
**   Form 10-K for the fiscal year ended May 31, 2009**
**   Form 10-K for the fiscal year ended May 31, 2010**
**   <u>Form 10-Q for the period ended August 31, 2010</u>**

Dear Mr. Petersen:

        We have reviewed your letter filed in response to our comment letter to you. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>
<u>Business, page 1</u>

1. We note your proposed response to comment 9 of our letter to you.   Please include in your future filings the disclosures you provided in response to our previous comment numbered 9, that is, the disclosures you provided on page 9 of your response letter dated May 28, 2010.

<u>Our Loan Programs. Page 3</u>

2. We note your proposed response to comment 17 of our letter to you. Please include

in your future filings more definition regarding the terms "member risk rating system", "credit limitation tests", and "credit approval matrix".

Risk Factors, page 13

3. We note your proposed response to comment 25 of our letter to you. Please include in your future filings, a risk factor relating to the potential conflicts of interest arising from your being controlled by your members and you make loans only to those members. Please also address the risk that unlike banks, you are not subject to federal or state regulation, examination or oversight with regard to your lending activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

4. We note your disclosure regarding your use of non-GAAP measures and subsequent analysis of your non-GAAP measures in the Executive Summary section. Please revise future filings to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP in your Executive Summary. Refer to Item 10(e) of Regulation S-K.

Form 10-Q for the period ended August 31, 2010

5. Noting the significant charges for "Derivative Losses", supplementally advise the staff of the names of the counter-parties and the losses related to each during the period. Additionally, advise if any are related parties or affiliated with any of your members.

You may contact Michael Volley at (202) 551-3437 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney